Exhibit 99.5

FORM OF LOCK-UP AGREEMENT

July __, 2026

Gorilla Technology Group Inc.

Re:	Securities Purchase Agreement, dated July ___, 2026 (the “Purchase Agreement”), by and among Gorilla Technology Group Inc. (the “Company”) and the purchasers signatory thereto (each, a “Purchaser” and, collectively, the “Purchasers”)

Ladies and Gentlemen:

The undersigned irrevocably agrees with the Company that, from the date hereof until the earlier of (i) 90 days following the date on which the Registration Statement (as defined in that certain Registration Rights Agreement, dated as of the date hereof, by and among the Company and the Purchasers) has been declared effective and (ii) the date on which all the Notes (as defined in the Purchase Agreement) have been fully repaid and/or converted into the Ordinary Shares (as defined in the Purchase Agreement) (such period, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate (as defined in the Purchase Agreement) of the undersigned who the undersigned controls, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Ordinary Shares of the Company or securities convertible, exchangeable or exercisable into, Ordinary Shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose stop-transfer instructions preventing the transfer agent of the Company from effecting any actions in violation of this letter agreement; provided that such stop-transfer instructions shall be promptly removed upon the expiration of the Restriction Period or upon the satisfaction of any applicable exception set forth herein. The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar relating to the transfer of the undersigned’s Securities except in compliance with the restrictions described above. A majority in interest of the Purchasers may consent to an early release from the Restriction Period if, in their sole and absolute discretion, the market for the Securities would not be adversely impacted by sales and in cases of financial hardship or other bona fide need of the undersigned.

Notwithstanding anything herein to the contrary, the first sentence of the preceding paragraph shall not apply to: (a) transfers of Securities (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned, (iii) to any trust, family limited partnership or other estate planning vehicle for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or (iv) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, or pursuant to an order of a court or regulatory body of competent jurisdiction, provided that such Securities remain subject to the terms of this letter agreement; (b) transfers pursuant to a Rule 10b5-1 plan promulgated under the Exchange Act in effect as of the date hereof, or the establishment of a new Rule 10b5-1 plan during the Restriction Period so long as no sales or transfers of Securities occur under such plan during the Restriction Period; (c) if the undersigned is a corporation, limited liability company, partnership, trust or other entity, transfers to its stockholders, members, partners or trust beneficiaries as part of a distribution, or to any corporation, partnership or other entity that is its affiliate, provided that such Securities shall remain subject to the terms of this letter agreement; (d) transfers to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase Securities granted pursuant to an existing equity incentive plan, stock purchase plan or other arrangement of the Company in satisfaction of any tax withholding obligations through cashless surrender or otherwise, provided that any Securities issued upon exercise of such option or other rights shall remain subject to the terms of this letter agreement; (e) sales of Securities solely to generate proceeds necessary to satisfy personal income tax liabilities (including federal, state, local and foreign income taxes) of the undersigned arising directly from the vesting or settlement of restricted stock units or other equity-based awards granted to the undersigned by the Company pursuant to an existing equity incentive plan of the Company, provided that (i) the aggregate number of Securities sold pursuant to this clause (e) shall not exceed the number of Securities reasonably necessary to satisfy such tax liabilities, (ii) the undersigned shall provide the Company with reasonable advance written notice of any such intended sale, including the number of Securities to be sold, and (iii) any remaining Securities received upon such vesting or settlement shall remain subject to the terms of this letter agreement; (f) the pledge of Securities to a financial institution as collateral or security in connection with a bona fide loan transaction, the proceeds of which are used by the undersigned solely to satisfy personal income tax liabilities (including federal, state, local and foreign income taxes) of the undersigned arising directly from the vesting or settlement of restricted stock units or other equity-based awards granted to the undersigned by the Company pursuant to an existing equity incentive plan of the Company, or any enforcement of or foreclosure under such pledge, provided that (i) the aggregate amount of loan proceeds obtained pursuant to this clause (f) shall not exceed the amount reasonably necessary to satisfy such tax liabilities and (ii) the undersigned shall provide the Company with reasonable advance written notice of any such pledge, including the number of Securities to be pledged and the lender to whom such Securities are to be pledged; (g) the conversion of the outstanding preferred stock of the Company into Ordinary Shares, provided that such Ordinary Shares shall remain subject to the terms of this letter agreement; (h) pledges in a bona fide transaction that are in effect as of the date hereof to a lender to the undersigned, provided that such Securities shall remain subject to the terms of this letter agreement; and (i) transfers or dispositions of Securities required by applicable law, regulation or order of a court or regulatory body of competent jurisdiction.

The undersigned acknowledges that the execution, delivery and performance of this letter agreement is a material inducement to each Purchaser to perform under the Purchase Agreement and that each Purchaser (which shall be a third party beneficiary of this letter agreement) and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this letter agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Purchase Agreement.

This letter agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company, a majority in interest of the Purchasers and the undersigned. This letter agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this letter agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this letter agreement is not intended to create any relationship between the undersigned and any Purchaser and that the Purchasers are not entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this letter agreement.

This letter agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Purchasers.

This letter agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provisions hereof be enforced by, any other Person.

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This letter agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

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